Exhibit 2.1

MEMBERSHIP INTEREST PURCHASE AGREEMENT

This Membership Interest Purchase Agreement (this “Agreement”) is entered into as of January 27, 2017 by and among IDV Solutions, LLC, a Michigan limited liability company (the “Company”), Everbridge, Inc., a Delaware corporation (“Buyer”), and the members of the Company listed on Schedule A attached hereto (“Sellers”).

Introduction

WHEREAS, the Company is engaged in the business of providing command center software that enables organizations to protect their assets, ensure continuity of operations and optimize performance (the “Business”).

WHEREAS, Sellers own one hundred percent (100%) of the outstanding membership interests of the Company (the “Membership Interests”); and

WHEREAS, Sellers desire to sell and Buyer desires to acquire the Company by means of Buyer’s acquisition of the Membership Interests as provided herein (the “Transaction”), with the Company continuing as a wholly-owned subsidiary of Buyer.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.	Certain Definitions

As used herein, the following terms shall have the following meanings:

“ARR” means annual recurring revenue from total scheduled renewals of subscription services for a Company product as of a specific date looking forward 12 months, computed consistently with the Company’s past practices.

“Escrow Agreement” means the Escrow Agreement among Buyer, the Sellers and the Escrow Agent in the form of Exhibit 7.2 hereto.

“Principal Sellers” means Mark Morrison and Ian Clemens.

“Sellers’ Representative” means Plymouth Management Company.

“Total Invoiced Revenue” means the total amount of annual billings with respect to sales of the Company’s products and services during a calendar year period, including the twelve-month subscription value for all product subscription software, computed consistently with the Company’s past practices.

“VCC” means the Company’s Visual Command Center product.

“VCC June 30 Actual ARR” means the Company’s ARR attributable to VCC as of June 30, 2017.

“Visual Fusion” means the Company’s Visual Fusion product.

2.	Sale and Purchase of Membership Interests; Closing.

2.1.	Sale and Purchase.

On the Closing Date (as hereinafter defined) Sellers shall sell to Buyer, and Buyer shall purchase from Sellers, the Membership Interests for the Purchase Price (as defined in Section 2.3).

2.2.	Closing Date.

The consummation of the transactions contemplated hereby (the “Closing”) will take place at the offices of Buyer, 25 Corporate Drive, Burlington, MA 01803, on the date hereof or such other date that is agreed to in writing by the Company and Buyer (the “Closing Date”), provided that all conditions set forth in Article 6 have either been satisfied or, in the case of conditions not satisfied, waived in writing by the party entitled to the benefit of such conditions. At the Closing, Sellers shall deliver, or cause to be delivered, to Buyer or its designees an assignment and bill of sale transferring to Buyer good title to the Membership Interests, free and clear of any liens, pledges, options, security interests, trusts, encumbrances or other rights or interests of any person or entity, together with any taxes, direct or indirect, attributable to such transfer of the Membership Interests, and Buyer shall thereupon pay to Sellers the Purchase Price.

2.3.	Purchase Price and Contingent Payments.

(a) The purchase price shall consist of (i) a fixed purchase price of twenty-five million dollars ($25,000,000) (the “Fixed Purchase Price”), subject to adjustment based on the Company’s achievement of VCC June 30 Actual ARR, plus (ii) three possible contingent payments (the “Contingent Payments”) of up to an aggregate of $2,500,000 as set forth in clause (c) below. The Fixed Purchase Price and three possible Contingent Payments are hereinafter collectively referred to as the “Purchase Price.” Six hundred fifty thousand dollars ($650,000) of the Fixed Purchase Price shall be paid to the Sellers’ Representative (the “Sellers’ Representative Fund”). Eighteen million one hundred thousand dollars ($18,100,000) of the Fixed Purchase Price shall be paid to the Sellers in cash via wire transfer in the amounts set forth opposite their respective names as set forth on Schedule 2.3(a)(i). Two million five hundred thousand dollars ($2,500,000) of the Fixed Purchase Price shall be deposited into an escrow fund as set forth in Section 2.4 hereof, and the balance of the Fixed Purchase Price and the Contingent Payments shall be paid in cash via wire transfer pro rata in the percentages set forth opposite their respective names as set forth on Schedule 2.3(a)(ii) and in accordance with the terms set forth below.

(b) Six hundred fifty thousand dollars ($650,000) of the Fixed Purchase Price shall be paid to the Sellers’ Representative at Closing. Eighteen million one hundred thousand dollars ($18,100,000) of the Fixed Purchase Price, plus an amount equal to the cash held by the Company as of 1:00 p.m. on the day prior hereto (less any outstanding checks and wire transfers) in the amount of $201,468 shall be paid in cash at the Closing. Three million seven hundred fifty thousand dollars ($3,750,000) of the Fixed Purchase Price (the “August Payment”) shall be paid in cash on or before August 15, 2017, subject to reduction based on the criteria set forth on Schedule 2.3(b). On March 31, 2018, the Buyer will deliver to the Sellers, the Contingent Payments, if any, based on the criteria set forth on Schedule 2.3 (b).

(c) Either Buyer or Sellers’ Representative shall be entitled to give the other party a written notice of dispute which in accordance with sub-clause (b) and Schedule 2.3(b) is to be resolved pursuant to this sub-clause (c) and submit such dispute to Deloitte (the “Dispute Auditors”). Except for manifest error on its face or fraud, all determinations of the Dispute Auditors shall be final, conclusive and binding on Buyer, Sellers’ Representative and Sellers, and none of Buyer, Sellers’ Representative or Sellers shall have the right to appeal such determinations. Buyer and Sellers’ Representative shall bear their own expenses in connection with the review and resolution by the Dispute Auditors. The fees and expenses of the Dispute Auditors incurred in connection with the resolution of the dispute shall be allocated between Buyer and Sellers’ Representative by the Dispute Auditors in proportion to the extent that either of Buyer or Sellers’ Representative did not prevail on items in dispute as submitted to the Dispute Auditors. Buyer and Sellers’ Representative agree execute an engagement letter with the Dispute Auditors and to cooperate fully and expeditiously with the Dispute Auditors in order to facilitate the receipt of the final determination of the Dispute Auditors.

(d) Commencing as of the Closing Date through and including the one year anniversary date of the Closing Date, Buyer will in good faith afford Sellers the opportunity to achieve the Contingent Payments in a manner consistent with the Company’s 2017 budget provided by the Sellers and agreed to by Buyer while achieving the 2017 key financial metrics of bookings/billings, ARR and profitability agreed to by the Parties and set forth on Schedule 2.3(d) (the “Key Metrics”), including without limitation, operating the Business reasonably similar to the manner in which it was operated prior to Closing and permitting Mark Morrison and Ian Clemens to manage the day-to-day operations of the Business consistent with the Key Metrics.

2.4.	Escrow.

At the Closing, Buyer and Sellers and an escrow agent (the “Escrow Agent”) to be mutually selected by Buyer and Sellers shall execute and deliver an escrow agreement pursuant to which two million five hundred thousand dollars ($2,500,000) of the Fixed Purchase Price in cash shall be deposited with the escrow agent (the “Escrow Fund”). The Escrow Fund shall be available for the purpose of satisfying indemnity obligations under Section 7.3 hereof and other obligations of the Sellers under this Agreement.

2.5.	Deliveries at Closing by Sellers and the Company.

At the Closing, and upon satisfaction or waiver of the conditions set forth in Sections 6.1 and 6.3, each of the Sellers and the Company will deliver or cause to be delivered the instruments, consents, certificates and other documents required of each of them by Section 6.2.

2.6.	Deliveries at Closing by Buyer.

At the Closing, and upon satisfaction or waiver of the conditions set forth in Sections 6.1 and 6.2, Buyer will deliver or cause to be delivered the instruments, consents, certificates and other documents required of it by Section 6.3.

3.	Representations and Warranties of Sellers.

Each representation and warranty contained in this Article 3 is qualified by the disclosures made in the disclosure schedule attached hereto as Schedule 3 (the “Disclosure Schedule”). This Article 3 and the Disclosure Schedule shall be read together as an integrated provision. References in this Article 3 to “Sellers’ Knowledge” means the (i) the actual knowledge of any of the following individuals: Mark Morrison and Ian Clemens and/or (ii) what any of such named individuals would be reasonably expected to know upon the exercise of reasonable due inquiry. Principal Sellers jointly and severally (except with respect to Section 3.28, as to which section each Seller represents and warrants severally in his, her or its individual capacity) represent and warrant to Buyer that as of the date hereof:

3.1.	Organization and Good Standing.

(a) The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Michigan, with full limited liability company power and authority to carry on the Business as it is now and has since its organization been conducted, and to own, lease or operate its assets and properties. The Company is duly qualified to do business and is in good standing in every jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification necessary, except where failure to be so qualified would not have a Material Adverse Effect. For purposes of this Agreement, the term “Material Adverse Effect” shall mean (a) a material adverse effect on the financial condition, properties, business, or results of operations of the Company, taken as a whole, or (b) a material adverse effect on the ability of the Company to perform its respective material obligations under this Agreement; provided, however, that a Material Adverse Effect shall not include any event, changes, effect, development, condition or occurrence arising out of or relating to (i) general economic or political conditions in the United States of America and (ii) conditions generally applicable to the industry in which the Company operates. Schedule 3.1 lists all of the jurisdictions in which the Company is qualified to do business.

(b) The Company holds all licenses, permits, easements, variances, exemptions, consents, certificates, orders, approvals, franchises and other authorizations (collectively, the “Operating Permits”) and has taken all actions required by applicable law or regulations of any supra-national, national, state, municipal or local government (including any subdivision, court, administrative agency, competent authority, notified body or commission or other authority thereof) or any quasi-governmental body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority (each a “Governmental Entity,” and collectively “Governmental Entities”) in connection with the Business as now conducted, except where the failure to obtain any such Operating Permits or to take any such action, individually or in the aggregate, does not and would not reasonably be expected to have a Material Adverse Effect. No Governmental Entity has issued any notice or notification in writing stating that the Company is not in compliance with any Operating Permit.

(c) The Company has no subsidiaries and does not otherwise hold any equity, membership, partnership, joint venture or other ownership interest in any individual, corporation, company, partnership, trust, incorporated or unincorporated association, joint venture or other entity of any kind (collectively “Person”).

(d) IDV Solutions II, LLC is a Michigan limited liability company which is affiliated with the Company but which has no operations or assets of any kind other than its ownership of membership interests of the Company for the benefit of certain existing and former employees and consultants of the Company.

(e) The Company has made available to Buyer a true and correct copy of the articles of organization and operating agreement of the Company, each as amended to date (collectively, the “Charter Documents”). The Company is not in violation of any of the provisions of its Charter Documents.

3.2.	Ownership of Membership Interests.

(a) Sellers own all of the outstanding membership interests of the Company (the “Membership Interests”) in the respective amounts set forth on Schedule 3.2, free and clear of all liens, encumbrances, security interests, pledges, conditional or installment sale agreements, mortgages, charges and/or any other claim of third parties of any kind (collectively “Liens”). The Membership Interests constitute 100% of the issued and outstanding membership interests in the Company. After giving effect to the transactions contemplated by this Agreement, Buyer will own 100% of the Membership Interests. All of the Membership Interests have been, and will be at the Closing, duly authorized, validly issued and outstanding, fully paid and non-assessable. None of the Sellers has granted, issued or agreed to grant or issue and/or will grant, issue or agree to grant or issue any other equity interest in the Company and there are no, nor will there be at the Closing, outstanding options, warrants, subscription rights, securities that are convertible into or exchangeable for, or any other commitments of any character relating to, any equity interest in the Company (collectively “Equity Rights”). Except as set forth on Schedule 3.2, no Membership Interests are, or will be at the Closing, subject to any right of first refusal, preemptive, subscription or other similar right under any provision of applicable law or any agreement (collectively “Preemptive Rights”). There are no voting restrictions or restrictions on transfer of the Membership Interests (collectively “Restrictions”) except as set forth on Schedule 3.2.

(b) There are no obligations, contingent or otherwise, of the Company to repurchase, redeem or otherwise acquire any of the Membership Interests or to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. The Company does not own or control any equity security or other interest of any other Person. The Company is not a party to any agreement (i) requiring it to acquire any securities or ownership interests in any Person; and/or (ii) requiring it to make any investment in and/or to fund in any manner any Person. Since its inception, the Company has not consolidated or merged with, acquired all or substantially all of the assets of, or acquired the stock of or any interest in any Person.

(c) Upon consummation of the transactions contemplated hereby at the Closing, Buyer will own the Membership Interests free and clear of all Liens, Equity Rights, Preemptive Rights and/or Restrictions, except any made by Buyer.

3.3.	Authorization of Agreement.

The Company has all requisite limited liability company power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement and all other agreements and instruments to be executed by the Company in connection herewith (together with all other documents to be delivered in connection herewith or therewith, collectively the “Transaction Documents”) have (except for Transaction Documents to be executed and delivered solely by Sellers or Buyer) been duly and validly approved by the Board of Managers and the members of the Company (the “Authorizing Parties”) and no other proceedings on the part of the Company or Sellers is necessary to approve this Agreement and to consummate the transactions contemplated hereby or thereby. This Agreement and the other Transaction Documents to be delivered by the Company have been (or upon execution will have been) duly executed and delivered by the Company, have been effectively authorized by all necessary action, corporate or otherwise, and constitute (or upon execution will constitute) legal, valid and binding obligations of the Company, enforceable in accordance with their respective terms, except as such enforceability may be limited by general principles of equity and bankruptcy, insolvency and other similar laws relating to creditors’ rights (the “Bankruptcy Exception.”)

3.4.	Title to Assets.

(a) The Company is the lawful owner of each of the tangible assets, whether real, personal, mixed, comprising and employed in the operation of or associated with the Business, other than those Assets which the Company leases, in which case the Company has a valid leasehold interest in such Assets. The Assets owned and/or leased by the Company (collectively the “Assets”) include all of the properties and other assets necessary for the Company to conduct the Business in the manner presently conducted and as currently contemplated to be conducted. The Assets are free and clear of all liens, mortgages, pledges, security interests, restrictions, prior assignments, encumbrances and claims of any kind, except for (a) leases which apply to certain assets which the Company leases from third parties, (b) security interests and liens consented to in writing by Buyer, (c) any inchoate statutory liens for real and personal property taxes not yet due or payable, and (d) liens, security interests or other encumbrances which are described in Schedule 3.4 (“Permitted Liens”). There are no outstanding agreements, options or commitments of any nature obligating the Company to transfer any of the Assets or rights or interests therein to any party.

3.5.	Financial Condition and Accounting.

(a) Financial Statements. Schedule 3.5(a) sets forth true and complete copies of (i) the balance sheet of the Company, as of the twelve month periods ended December 31, 2015 and 2014 and the related statements of income and cash flows for the year then ended, in each case audited by independent public accountants whose reports are attached thereto (the “Audited Financial Statements”), and (ii) the unaudited balance sheet of the Company, as of the twelve month period ended December 31, 2016 and the related statements of income for the year then ended ( the “Unaudited Financial Statements”). The Audited Financial Statements and the Unaudited Financial Statements present fairly the financial condition and position and operating results of the Company as of the respective dates thereof and for the periods therein indicated.

The Audited Financial Statements and the Unaudited Financial Statements reflect the consistent application of accounting principles throughout the periods incurred. The Audited Financial Statements (i) were prepared in accordance with the books and records of the Company; and (ii) were prepared in accordance with generally accepted accounting principles (“GAAP”) consistently applied. The Unaudited Financial Statements (i) were prepared in accordance with the books and records of the Company; and (ii) were prepared in accordance with GAAP consistently applied other than required footnote disclosures and the required statements of cash flows and certain year end accruals and reserves. The books and records of the Company are being maintained in accordance with applicable legal and accounting requirements as necessary to permit the preparation of financial statements in accordance GAAP and to maintain asset accountability. The Audited Financial Statements and the Unaudited Financial Statements are collectively referred to in this Agreement as the “Financial Statements.”

(b) Statement of Annual Recurring Revenue and Total Invoiced Revenue. Schedule 3.5(b) sets forth true and complete copies of the Company’s calculation of ARR and Total Invoiced Revenue as of January 1, 2015, January 1, 2016, and January 1, 2017 (the “ARR and TIR Statements”). The ARR and TIR Statements were prepared (i) in accordance with the books and records of the Company; and (ii) on a consistent basis in accordance with the Company’s customary practices.

(c) Absence of Certain Changes. Except as described in Schedule 3.5(c), since December 31, 2016 there has not been (i) any change in the assets, liabilities, financial condition, or operations of the Company, other than changes in the ordinary course of business; and/or (ii) any event, circumstance, condition, development or occurrence causing, resulting in, having, or that could reasonably be expected to have, a Material Adverse Effect.

3.6.	Property.

(a) Real Property. The Company does not own any real property. Schedule 3.6(a) lists all real properties leased by the Company.

(i) The Company has good and valid title to the leaseholds in the real properties set forth in Schedule 3.6(a) under written leases (each lease being referred to herein as a “Real Property Lease,” and collectively the “Real Property Leases”) and each Real Property Lease is a valid and binding obligation of the Company, enforceable in accordance with its respective terms, except as enforceability may be limited by the Bankruptcy Exception. True and complete copies of the Real Property Leases and all associated agreements and documents under which the Company leases any real property have been made available to Buyer. The Real Property Leases are unmodified and in full force and effect, and there are no other agreements, written or oral, with respect to any real property lease by the Company other than such leases.

(ii) The Company is not, and neither the Company nor the Sellers have any knowledge that any other party to any Real Property Leases, is in default with respect to any material term or condition thereof, and no event has occurred which through the passage of time or the giving of notice, or both, would constitute a default thereunder or would cause the acceleration of any obligation of any party thereto or the creation of a lien or encumbrance upon any asset of the Company.

(b) Personal Property. Schedule 3.6(b) lists all vehicles, furniture, fixtures, equipment and other items of tangible personal property owned or leased by the Company and material to the operation of the Business (the “Personal Property”). All of the Personal Property has been maintained in accordance with the past practice of the Company and generally accepted industry practice and is in good operating condition and repair (normal wear and tear excepted) sufficient to enable the Company to operate the Business as presently conducted and as currently contemplated to be conducted. The Company holds valid leases in all of the Personal Property leased by it, and the Company has not granted to any other person any sublease, license or other agreement to use such property (each such lease, sublease, license or other agreement, a “Personal Property Lease,” and collectively the “Personal Property Leases”). True and complete copies of the Personal Property Leases and all associated agreements and documents under which the Company leases any personal property have been made available to Buyer. The Personal Property Leases are unmodified and in full force and effect, and there are no other agreements, written or oral, with respect to any personal property leased by the Company other than such leases. The Company is not, and neither the Company nor the Sellers have any knowledge that any other party to any Personal Property Leases, is in default with respect to any material term or condition thereof, and no event has occurred which through the passage of time or the giving of notice, or both, would constitute a default thereunder or would cause the acceleration of any obligation of any party thereto or the creation of a lien or encumbrance upon any asset of the Company.

3.7.	Intellectual Property.

(a) Schedule 3.7(a) sets forth a true and complete list of all (a) patents and patent applications, trademark registrations and trademark applications, registered copyrights and copyright applications and domain names that are owned by the Company, and (b) licenses or sublicenses of Intellectual Property to the Company, and licenses and sublicenses of Intellectual Property by the Company to any third party (collectively “Licensed Intellectual Property”). “Owned Intellectual Property” means the Intellectual Property listed on Schedule 3.7(a) and all other Intellectual Property owned by the Company. For purposes hereof, “Intellectual Property” means: (i) United States, international, and foreign patents, patent applications and statutory invention registrations, (ii) patentable inventions, discoveries, improvements, ideas, know-how, formula, methodology, processes and technology, (iii) trademarks, service marks, trade names, trade dress, slogans, logos, domain names, and other source identifiers, including registrations and applications for registration thereof, (iv) original works of authorship, copyrightable subject matter, and copyrights, including copyright registrations and/or applications for copyright registration, (v) confidential and/or proprietary information, including trade secrets and/or know-how embodied in any invention, work of authorship, customer list, database, business information, and/or Software, and (vi) inventions, extensions, modifications, or enhancements of the Software or related to the Software. For purposes hereof, “Software” means all computer software developed by or on behalf of the Company, or used by the Company, including all computer software in any form (such as, source code, object code, assembler code, microcode, etc.), libraries, user-interfaces (including graphical user-interfaces, application programming interfaces (APIs), and other software interfaces), and databases operated by the Company or used by the Company in any way, including use in internal Company operations, testing (including alpha and beta tests), licensing, marketing, sales, and/or in connection with processing customer orders, storing customer information, or storing and archiving data.

(b) To Sellers’ Knowledge, the use of the Owned Intellectual Property and the Licensed Intellectual Property by the Company in the ordinary course of business as currently conducted and as currently contemplated to be conducted does not conflict with or infringe upon, violate or misappropriate the Intellectual Property rights of any third party. No claim has been asserted that the use of such Intellectual Property in the ordinary course of business does or may conflict with or infringe upon, violate or misappropriate the Intellectual Property rights of any third party.

(c) Except with respect to Open Source Materials (as defined in clause (d) below) disclosed in Schedule 3.7(c), the Company is the exclusive owner of the entire and unencumbered right, title and interest in each item of Owned Intellectual Property in the United States and worldwide, and to Sellers’ Knowledge the Company is entitled to use all such Owned Intellectual Property in the ordinary course of business in the United States and worldwide, subject only to the terms of the licenses of the Owned Intellectual Property granted by the Company to its customers in the ordinary course of business. The Company has the right to use each item of Licensed Intellectual Property as provided in the license agreements therefor, and to Sellers’ Knowledge the Company is entitled to use all such Licensed Intellectual Property in the ordinary course of business as currently conducted and as currently contemplated to be conducted, subject only to the terms of the licenses of the Licensed Intellectual Property granted by the licensors thereof. True and complete copies of all agreements and documents with respect to the Licensed Intellectual Property and the Owned Intellectual Property have been made available to Buyer.

(d) “Open Source Materials” means materials (i) subject to any license that requires as a condition of use, modification and/or distribution thereof, that such materials, or materials combined and/or distributed with such materials be (A) disclosed or distributed in source code or similar form, (B) licensed for the purpose of making derivative works, or (C) redistributable at no charge or (ii) subject to any license or right that the Open Source Initiative has recognized or approved as an open source license. Except as disclosed in Schedule 3.7(c), the Company has not (a) incorporated Open Source Materials into, or combined Open Source Materials with, the Company’s VCC or VF products or any Intellectual Property owned or used by the Company, (b) distributed Open Source Materials in conjunction with the Company’s VCC or VF products or any Intellectual Property owned or used by the Company, or (c) used Open Source Materials in a manner that would make the Company’s VCC or VF products or any Intellectual Property owned or used by the Company, or any part thereof, Open Source Materials.

(e) The Owned Intellectual Property and the Licensed Intellectual Property include all of the Intellectual Property and Software used in the Business and the ordinary day-to-day operations of the Company, and there are no other items of Intellectual Property or Software that are material to the Business and/or such ordinary day-to-day operations. The Owned Intellectual Property and, to Seller’s Knowledge, any Intellectual Property licensed to the Company under the Licensed Intellectual Property, is (i) to Seller’s Knowledge, subsisting, valid and enforceable, and (ii) has not been adjudged invalid or unenforceable in whole or part.

(f) No legal proceedings have been asserted, are pending, or, to Sellers’ Knowledge, threatened against the Company (i) based upon or challenging or seeking to deny or restrict the use by the Company of any of the Owned Intellectual Property or Licensed Intellectual Property, (ii) alleging that any services provided by, processes used by, or products manufactured or sold by the Company infringe upon or misappropriate any Intellectual Property right of any third party, or (iii) alleging that any Intellectual Property licensed under the Licensed Intellectual Property infringes upon any Intellectual Property right of any third party or is being licensed or sublicensed in conflict with the terms of any license or other agreement.

(g) To Sellers’ Knowledge, no person is engaging in any activity that infringes upon the Owned Intellectual Property or any Intellectual Property licensed to the Company under the Licensed Intellectual Property. Except as set forth in Schedule 3.7(f), the Company has not granted any license or other right to any third party with respect to the Owned Intellectual Property or Licensed Intellectual Property. The consummation of the transactions contemplated by this Agreement will not result in the termination, cancellation and/or impairment of any of the Owned Intellectual Property and/or the Licensed Intellectual Property.

(h) Correct and complete copies of all the licenses and sublicenses of the Licensed Intellectual Property to which the Company is a party have been made available to Buyer. With respect to each such license and sublicense:

(i) such license and sublicense is valid and binding and in full force and effect and represents the entire agreement between the respective licensor and licensee with respect to the subject matter of such license or sublicense;

(ii) such license or sublicense will not cease to be valid and binding and in full force and effect on terms identical to those currently in effect as a result of the consummation of the transactions contemplated by this Agreement, nor will the consummation of the transactions contemplated by this Agreement constitute a breach or default under such license or sublicense or otherwise give the licensor or sublicensor a right to terminate such license or sublicense;

(iii) the Company has not (i) received any notice of termination or cancellation under such license or sublicense; (ii) received any notice of a breach or default under such license or sublicense, which breach has not been cured, nor (iii) granted to any other third party any rights, adverse or otherwise, under such license or sublicense that would constitute a breach of such license or sublicense; and

(iv) neither the Company, nor, to Sellers’ Knowledge, any other party to such license or sublicense is in breach or default in any material respect, and, to the Sellers’ Knowledge, no event has occurred that, with notice or lapse of time would constitute such a breach or default or permit termination, modification or acceleration under such license or sublicense.

(i) To Sellers’ Knowledge, the Software is free of all viruses, worms, Trojan horses and other material known contaminants, and does not contain any problems of a material nature or have an adverse impact on the operation of other software programs or operating systems, and no rights in the Software have been transferred to any third party.

(j) The Company has have taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of its customer lists and customer information, trade secrets, source code and other confidential Intellectual Property. To Sellers’ Knowledge (a) there has been no misappropriation of any material trade secrets or other material confidential Intellectual Property of the Company by any Person, (b) no employee, independent contractor or agent of the Company has misappropriated any trade secrets of any other Person in the course of such performance as an employee, independent contractor or agent and (c) no employee, independent contractor or agent of the Company is in default or breach of any term of any employment agreement, non-disclosure agreement, assignment of invention agreement or similar agreement or contract relating in any way to the protection, ownership, development, use or transfer of Intellectual Property.

(k) No current and former employee, director, and/or officer of the Company has any rights whatsoever to any of the Owned Intellectual Property and/or the Licensed Intellectual Property. Neither the Sellers nor the Company believes it is or will be necessary to utilize any inventions, trade secrets or proprietary information of any of its employees made prior to their employment by the Company, except for inventions, trade secrets or proprietary information that have been assigned to the Company.

3.8.	No Conflict or Violation.

Except as disclosed in Schedule 3.8, the execution, delivery and performance by Sellers and the Company of this Agreement and the other Transaction Documents to be delivered by Sellers and/or the Company and the consummation of the transactions contemplated hereby and thereby do not and will not (with or without notice or passage of time): (i) violate or conflict with any provision of the Charter Documents; (ii) violate any provision or requirement of any domestic or foreign, federal, state, or local law, statute, judgment, order, writ, injunction, decree, award, rule, or regulation of any Governmental Entity applicable to the Company and/or the Business; (iii) violate, result in a breach of, constitute (with due notice or lapse of time or both) a default or cause any obligation, penalty, premium or right of termination to arise or accrue under any Intellectual Property licenses or agreements and/or any Contract (as hereinafter defined in Section 3.12); (iv) result in the creation or imposition of any Lien of any kind whatsoever upon any of the Membership Interests and/or Assets of the Company or the Business; or (v) result in the cancellation, modification, revocation or suspension of any material license, permit, certificate, franchise, authorization or approval issued or granted by any Governmental Entity (each a “License,” and collectively, the “Licenses”).

3.9.	Consents.

Schedule 3.9 lists all consents and notices required to be obtained or given by or on behalf of Sellers and/or the Company in connection with the consummation of the transactions contemplated by this Agreement and the Transaction Documents in compliance with all applicable laws, rules, regulations, or orders of any Governmental Entity, the provisions of any material Contract and/or any Intellectual Property license or agreement, and except as set forth on Schedule 3.9 all such consents have been duly obtained and are in full force and effect, except where the failure to obtain such consent will not have a Material Adverse Effect

3.10.	Labor and Employment Matters.

Except as identified on Schedule 3.10, there are no employment agreements, collective bargaining agreements or other labor agreements to which the Company is a party or by which it is bound. True and complete copies of all agreements identified on Schedule 3.10 have been made available to Buyer. Schedule 3.10 also sets forth the name, position and salary of all individuals employed by the Company (exclusive of independent contractors and consultants). The Company is in compliance, and at all times has complied, in all material respects with all applicable laws, rules and regulations relating to the employment of labor, including those related to wages, hours, collective bargaining, occupational safety and health, and the payment and withholding of taxes and other sums as required by appropriate Governmental Entities (“Employment Laws”) and has withheld and paid to the appropriate Governmental Entities or are holding for payment not yet due to such Governmental Entities, all amounts required to be withheld from employees of the Company and are not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing. There is no (i) unfair labor practice complaint against the Company pending before the National Labor Relations Board or any state or local agency and, to Sellers’ Knowledge, no such complaint is threatened; (ii) pending, or to Sellers’ Knowledge, threatened labor strike or other material labor trouble affecting the Company; (iii) labor grievance pending or, to Sellers’ Knowledge, threatened against the Company; (iv) pending or, to Sellers’ Knowledge, threatened representation respecting the employees of the Company by a labor union; (v) pending or, to Sellers’ Knowledge, threatened arbitration proceedings arising out of or under any collective bargaining agreement to which the Company is a party; and (vi) claim currently pending or, to Sellers’ Knowledge, threatened against the Company alleging the violation of any Employment Laws, or any other asserted or threatened claim whatsoever, whether based in tort, contract or law, arising out of or relating in any way to any person’s employment (actual or alleged), application for employment or termination of employment with the Company. To Sellers’ Knowledge, the Company has complied with all laws, rules, statutes, ordinances, regulations and requirements of all Governmental Entities (“Applicable Laws”), including, but not limited to, Employment Laws, related to the use of independent contractors and consultants in the conduct of the Business. For purposes of this Section 3.10, “employees” includes employees, independent contractors, consulting employees, and other persons filling similar functions. All employees of the Company reside and perform their job duties solely within the United States, and none of such employees perform services pursuant to a visa or similar authorization.

3.11.	Employee Plans.

(a) Except as disclosed on Schedule 3.11 hereto, all accrued obligations of the Company, whether arising by operation of law, by contract or past custom, or otherwise, for payments by the Company to trusts or other funds or to any Governmental Entity, with respect to unemployment compensation benefits, social security benefits or any other benefits or obligations, with respect to employment of employees, independent contractors and/or consultants through the date hereof have been paid or adequate accruals therefor have been made in the Financial Statements, and payments or adequate accruals for all such obligations will be made through the Closing Date. Except as disclosed on Schedule 3.11 hereto, all reasonably anticipated obligations of the Company with respect to employees, independent contractors and/or consultants whether arising by operation of law, by contract, by past custom, or otherwise, for salaries, vacation and holiday pay, sick pay, bonuses and other forms of compensation payable to employees in respect of the services rendered by any of them prior to the date hereof have been or will be paid by the Company prior to the Closing Date or adequate accruals therefor have been made in the Financial Statements, and payments or adequate accruals for all such obligations will be made through the Closing Date.

(b) Schedule 3.11(b) lists all bonus, pension, stock option, stock purchase, benefit, welfare, profit-sharing, deferred compensation, retainer, consulting, retirement, welfare, disability, vacation, severance, hospitalization, insurance, incentive, deferred compensation and other similar fringe or employee benefit plans, funds, programs or arrangements, whether written or oral, in each of the foregoing cases which cover, are maintained for the benefit of, or relate to any or all current or former employees, managers, members, independent contractors and/or consultants of the Company, and any other entity (“ERISA Affiliate”) related to the Company under Section 414(b), (c), (m) and (o) of the Internal Revenue Code of 1986, as amended (the “Code”) (all of the foregoing are collectively the “Employee Plans”). Neither the Company nor any ERISA Affiliate of the Company has any liability or contingent liability with respect to the Employee Plans other than routine claims for benefits, nor will any of the Company’s assets be subject to any lien, charge or claim relating to the obligations of the Company with respect to employees or Employee Plans. No party to any Employee Plan is in default with respect to any material term or condition thereof, nor has any event occurred which through the passage of time or the giving of notice, or both, would constitute a default thereunder or would cause the acceleration of any obligation of any party thereto. True and complete copies of all Employee Plans have been made available to Buyer.

(c) Each of the Employee Plans, and the administration thereof, is and has been in material compliance with all Applicable Laws currently in effect, including, without limitation, the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Code, and, with respect to each Employee Plan, there is no violation of any reporting or disclosure requirement imposed by any Applicable Law including without limitation, ERISA or the Code. Each of the Company and its ERISA Affiliates has made full and timely payment of all amounts required to be contributed under the terms of each Employee Plan and Applicable Laws or required to be paid as expenses or benefits under such Employee Plan, and has made adequate provision for reserves on the Financial Statements to satisfy contributions and payments not yet made because they are not yet due under the terms of such Employee Plan. There is no pending claim, action, suit or proceeding that has been asserted or instituted against any Employee Plan, the assets of any Employee Plan, the Company or the plan administrator or any fiduciary of any Employee Plan in respect of the operation of such Employee Plan (other than routine, uncontested benefit claims) and no Employee Plan is under audit or is the subject of any audit or investigation by any Governmental Entity. No act or omission has occurred and no condition exists with respect to any Employee Plan maintained by the Company or any ERISA Affiliate that would subject the Company, any ERISA Affiliate or Buyer to any (i) fine, penalty, tax or liability imposed under ERISA or the Code (other than liabilities incurred in the ordinary course of business that are consistent with the Code and ERISA, including liabilities for benefits, contributions, premiums and other similar costs), or (ii) contractual indemnification or contribution obligation protecting any fiduciary, insurer or service provider with respect to any Employee Plan. All amendments and actions required to bring each of the Employee Plans into conformity in all material respects with all of the applicable provisions of ERISA and other

Applicable Laws have been made or taken except to the extent that such amendments or actions are not required by law to be made or taken until a date after the Closing and are disclosed on Schedule 3.11(c). Each such Employee Benefit Plan intended to be qualified under Section 401(a) of the Code operates under a prototype or volume submitter plan document that has received a favorable opinion letter from the Internal Revenue Service that the form of such prototype or volume submitter plan is acceptable and, to the Company’s knowledge, nothing has occurred since the adoption of such plan document that could adversely affect the qualified status of any such Employee Benefit Plan in any material respect. All contributions or other payments required to be made under the terms of each Employee Plan or otherwise have been timely made. There are no unfunded obligations of any kind for which the Company is responsible under any Employee Plan.

(d) Neither the Company nor any ERISA Affiliate sponsors or has sponsored, maintained, contributed to, incurred an obligation to contribute to or withdrawn from, any Multi-Employer Plan (as defined in Section 4000(a)(3) of ERISA) or any Multiple Employer Plan (as defined in ERISA Sections 4063 or 4064 or Code Section 413), whether or not terminated, for which any withdrawal or partial withdrawal liability has been or could be incurred, whether or not any such liability has been asserted by or on behalf of any such plan. Neither the Company nor any ERISA Affiliate sponsors or has ever sponsored, maintained, contributed to or incurred an obligation to contribute to any Employee Plan subject to the provisions of Title IV of ERISA.

(e) There are no contracts, agreements, plans or arrangements covering any of the Company’s employees with “change of control” or similar provisions. There is no contract, agreement, plan or arrangement covering the Company or any employee, that individually or collectively could give rise to the payment of any amount that would not be deductible pursuant to the terms of Section 280G of the Code. Neither the Company nor any of its ERISA Affiliates has incurred any liability under the Worker Adjustment Retraining and Notification Act or any similar state law relating to employment termination in connection with a mass layoff, plant closing or similar event.

(f) Other than routine claims for benefits, there is no claim pending or to Sellers’ Knowledge, threatened, involving any Employee Plan by any person against such Employee Plan, the Company or any of its ERISA Affiliates. There is no pending or, to Sellers’ Knowledge, threatened, proceeding involving any Employee Plan before the IRS, the United States Department of Labor or any other governmental authority.

3.12.	Litigation.

There are no claims, actions, suits, or proceedings of any nature pending or, to Sellers’ Knowledge, threatened by or against the Company, the managers, or members of the Company, or any of their respective Affiliates, including without limitation those involving, affecting or relating to (i) the Business, any Assets, properties, prospects and/or operations of the Company, (ii) any Contracts, (iii) any Owned Intellectual Property, (iv) any Licensed Intellectual Property, and/or (v) the transactions contemplated by this Agreement (collectively “Claims”). For purposes of this Agreement, “Affiliate” shall have the meaning ascribed to such term in Rule 405 under the Securities Act. The Company is not a party or subject to the provisions of any order, writ, injunction, judgment or decree of any court or Governmental Entity. To Sellers’ Knowledge, no Governmental Entity is currently investigating or planning to investigate the Company. There is no action, suit, proceeding or investigation by the Company currently pending against any third party or which the Company intends to initiate.

3.13.	Certain Agreements.

(a) Schedule 3.13 lists all material contracts, subcontracts, agreements, instruments, licenses, sublicenses, commitments, understandings, letters of intent, term sheets and other arrangements to which the Company currently is a party relating to or affecting (i) the Business, (ii) any of the Company’s Assets, properties, prospects and/or operations, and/or (iii) the Membership Interests, including, without limitation, all written or oral (i) contracts, agreements, subcontracts, memorandum of understanding, and commitments not made in the ordinary course of business, (ii) contracts, agreements, subcontracts, memorandum of understanding, and commitments, which by their terms require aggregate payments by or to the Company of an amount in excess of $50,000, (iii) service, maintenance and other customer contracts, (iv) contracts, loan agreements, letters of credit, repurchase agreements, mortgages, security agreements, guarantees, pledge agreements, trust indentures, promissory notes and other documents or arrangements relating to the borrowing of money or for lines of credit, (v) tax sharing agreements, real property leases or any subleases relating thereto, Personal Property Leases, any material agreement relating to service agreements and insurance contracts, (vi) agreements and other arrangements for (A) the purchase, acquisition, sale, lease, disposition, transfer, assignment, license and/or sublicense in any manner of any Assets, property, rights other than in the ordinary course of business, or (B) for the grant of any options or preferential rights to purchase any assets, property or rights, (vii) documents pursuant to which the Company has granted any power of attorney with respect to its affairs, (viii) suretyship contracts, performance bonds, working capital maintenance or other forms of guaranty agreements, (ix) contracts or commitments limiting or restraining the Company or any of its employees or Affiliates from engaging or competing in any lines of business or with any person or entity, (x) agency, brokerage, partnership or joint venture agreements, (xi) agreements relating to the issuance of any securities of the Company or the granting of any voting, transfer, rights of first refusal, preemptive rights, co sale rights, tag along rights drag along rights, registration rights and/or any similar rights with respect thereto, (xii) employment contracts or other contracts to or with individual current, former or prospective employees, consultants or agents, (xiii) collective bargaining agreements or other contracts to or with any labor unions or other employee representatives, groups of employees, (xiv) joint ventures or other contracts providing for payments based in any manner on the revenues or profits of the Company and/or the Business, (xv) contracts, agreements and commitments related to the purchase, acquisition, sale, lease, disposition, assignment, transfer, license and/or sub license in any manner of any Owned Intellectual Property and/or Leased Intellectual Property, (xvi) letters of intent, term sheets, memorandums of understanding, contracts, agreements and/or commitments related to the sale of the membership interests and /or any Assets of the Company other than in the ordinary course, (xvii) contracts, agreements and commitments related to granting or restricting the development, manufacture, marketing, sale, use or distribution of the Company’s products or services, (xviii) contracts, agreements and commitments related to the indemnification by the Company with respect to infringements of Intellectual Property and/or other rights, (xix) contracts, agreements and commitments related to the sharing of revenues, profits, losses, costs, or liabilities by the Company with any other Person, (xx) contracts, agreements and commitments with any shareholder, officer, director or consultant of the Company (including any Affiliate of any such person), (xxi) contracts, agreements and commitments related to confidentiality or nondisclosure requirements, (xxii) term sheets, letters of intent, memorandums of understanding, contracts, agreements and commitments of any kind related to any actual or proposed recapitalization, merger or similar transaction with respect to the Company which would effect a change in control of the Company and (xxiii) all amendments, modifications, extensions or renewals of any of the foregoing (each a “Contract,” and collectively, the “Contracts”). True and complete copies of all Contracts have been made available to Buyer. There are no renegotiations of, attempts to renegotiate, or outstanding rights to renegotiate any material amounts payable by or to the Company under any Contract and to Sellers’ Knowledge and the Company, no oral or written demand for such renegotiation has been made.

(b) Each Contract is valid, binding and enforceable against the Company in accordance with its terms, except as such enforceability may be limited by the Bankruptcy Exception, and is in full force and effect on the date hereof. Upon consummation of the transactions contemplated by this Agreement, each Contract shall continue to be valid, binding, enforceable and in full force and effect without penalty or other adverse consequence. The Company has performed all material obligations required to be performed by it under, and is not in default or breach of, any Contract, and no event has occurred which, with due notice or lapse of time or both, would constitute such a material default or breach by the Company.

(c) To Sellers’ Knowledge, no other party to any Contract is in default or breach in respect thereof, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach.

(d) With respect to any Contracts between the Company and a Governmental Entity, the Company has not bid on or been awarded any “small business set aside contract”, any other “set aside contract” or other order or contract requiring small business or other special status at any time during the last five (5) years. None of the Company’s expected sales or orders will be lost, and the customer relations of the Company will not be damaged, as a result of Buyer continuing the operations of the Company as an entity that does not qualify as a small business concern.

(e) Schedule 3.13(e) sets forth a complete and accurate list of all pending, submitted responses to requests for proposals, submitted bids and other agreements (including amendments and modifications thereto) which, if accepted, would obligate the Company to deliver any goods or services (“Proposals”). The list includes the name of the potential customer, the products and services proposed to be supplied, the price at which such products and services will be supplied, the date the Proposal was submitted, and the anticipated date that a response to the Proposal will be received. True and complete copies of all Proposals, including all amendments and modifications thereto, have been made available to Buyer.

3.14.	Compliance with Applicable Law.

The Company is not in violation of any Applicable Law that would result in a Material Adverse Effect. The Business and the operations of the Company are being conducted in all material respects in accordance with all Applicable Laws of all Governmental Entities having jurisdiction over the Company or its Assets, properties or operations, including, without limitation, all such Applicable Laws, orders and requirements relating to the Business except in any case where the failure to so conduct its operations would not have a Material Adverse Effect. The Company has not received any notice of any violation of any Applicable Law, order or other legal requirement. The Company is not in default with respect to any order, writ, judgment, award, injunction or decree of any Governmental Entity, applicable to the Company, the Business and/or any of its Assets, properties or operations. Neither the Company nor any of its members, managers or officers has been debarred, suspended or excluded from participation in the award of any contract with a Governmental Entity or for any reason listed on the List of Parties Excluded from Federal Procurement and Nonprocurement Programs nor, to Sellers’ Knowledge, has any debarment, suspension or exclusion proceeding been initiated against the Company or any of its members, managers or officers.

3.15.	Licenses.

(a) Schedule 3.15 lists all Licenses issued or granted to the Company. The Licenses constitute all Licenses required, and consents, approvals, authorizations and other requirements prescribed, by any law, rule or regulation which must be obtained or satisfied by the Company, in connection with the Business or that are necessary for the execution, delivery and performance by the Company of this Agreement and the other Transaction Documents. The Licenses are sufficient and adequate in all material respects to permit the continued lawful conduct of the Business in the manner now conducted and as currently contemplated to be conducted and the ownership, occupancy and operation of the Company’s properties and the execution, delivery and performance of this Agreement. No jurisdiction in which the Company is not qualified or licensed as a foreign business entity has demanded or requested in writing that it qualify or become licensed as a foreign business entity.

(b) Each License has been issued to, and duly obtained and fully paid for and is valid, in full force and effect, enforceable in accordance with its terms subject to the Bankruptcy Exception, and not subject to any pending or known threatened administrative or judicial proceeding to suspend, revoke, cancel or declare such License invalid in any respect. The Company is not in violation in any material respect of any of the Licenses. The Licenses have never been suspended, revoked or otherwise terminated, subject to any fine or penalty, or subject to judicial or administrative review, for any reason other than the renewal or expiration thereof.

3.16.	Accounts Receivable.

All Accounts Receivable reflected on the Unaudited Financial Statements and those that exist as of the Closing Date (collectively “Accounts Receivable”) represent valid obligations arising from sales actually made or services actually performed in the ordinary course of business, and to Sellers’ Knowledge, are not subject to any valid counterclaims or set-offs, disputes or contingencies. To Sellers’ Knowledge, substantially all of the Accounts Receivable are fully collectible and due and payable within 60 days after the Closing Date.

3.17.	Intercompany and Affiliate Transactions; Insider Interests.

(a) Other than employment agreements and arrangements disclosed on Schedule 3.10, except as disclosed on Schedule 3.17 hereto, there are no contracts, transactions, agreements or arrangements, written or oral, of any kind, direct or indirect, between the Company and (a) any of the Sellers, (b) any manager, member, or officer of the Company, and/or (c) any Affiliate and/or any immediate family member of any of the foregoing persons. All of the foregoing contracts, transactions, agreements and arrangements are referred to as the “Related Party Agreements.” The Related Party Agreements include, without limitation, loans, guarantees and/or pledges to, by or for the Company as well as those from, to, by or for any of the foregoing persons, which are currently in effect.

(b) Except as disclosed on Schedule 3.17, (a) none of the Sellers, (b) no manager, member, or officer of the Company, and (c) no Affiliate and/or any immediate family member of any of the foregoing persons, now has, or within the last three (3) years had, either directly or indirectly:

(i) an equity or debt interest in any corporation, partnership, joint venture, association, organization or other Person or entity which furnishes, sells supplies, or during such period furnished, sold or supplied, services or products to the Company, or purchased, or during such period purchased from the Company, any goods or services, or otherwise does, or during such period did, business with the Company;

(ii) a beneficial interest in any Contract, commitment or agreement to which the Company is or was a party or under which it was obligated or bound or to which its properties may be or may have been subject;

(iii) any rights in or to any of the Intellectual Property, Assets, properties and/or rights owned or licensed by the Company and/or used by the Company in the Business, including, but not limited to, any rights as a secured party, lender and/or debt holder;

(iv) an equity or debt interest in any corporation, partnership, joint venture, association, organization or other Person or entity which is directly or indirectly in competition with the Company; or

(v) the right to receive any payments of any kind from the Company other than compensation pursuant to employment arrangements with the Company identified on Schedule 3.10.

3.18.	Insurance.

(a) Schedule 3.18(a) lists all liability, property, workers’ compensation, directors’ and officers’ liability and other insurance policies of any nature whatsoever that insure the business, operations or employees of the Company or affect or relate to the ownership, use or operation of any of the assets of the Company (the “Insurance Policies”) as well as all claims pending under such Insurance Policies. True and complete copies of all Insurance Policies have been made available to the Buyer.

(b) The insurance coverage provided by any of the Insurance Policies will not terminate or lapse by reason of the transactions contemplated by this Agreement and the Transaction Documents, (ii) the Company has not received notice that any insurer under any Insurance Policy is denying liability with respect to a claim thereunder or defending under a reservation of rights clause, or, to Sellers’ Knowledge, indicated any intent to do so or not to renew any such policy; (iii) the Insurance Policies are sufficient for compliance with all applicable laws and Contracts to which the Company is a party or by which it is bound; and do not provide for any retrospective premium adjustment or other experienced-based liability on the part of the Company; and (iv) no side agreements or other Contracts exist that alter the terms of the Insurance Policies.

3.19.	No Undisclosed Liabilities.

Except as and to the extent specifically reflected or reserved against in the most recent Financial Statements and except as incurred in the ordinary course of business since the date of the most recent Financial Statements and except for obligations arising under those contracts and agreements to which the Company is party as described in Schedule 3.13 (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of law), the Company has no material debt, liabilities or obligations of any nature, whether absolute, accrued, contingent or otherwise, and whether due or to become due (including, without limitation, any liability for taxes and interest, penalties and other charges payable with respect to any such liability or obligation), and to Sellers’ Knowledge, no facts or circumstances exist which, with notice or the passage of time or both, could reasonably be expected to result in any material claims against or obligations or liabilities of the Company.

3.20.	Taxes.

(a) For purposes of this Agreement, the following terms shall have the meanings specified below:

(i) “Tax” or “Taxes” means all taxes, including, without limitation, all net income, gross receipts, sales, use, withholding, payroll, employment, social security, unemployment, excise, utility property and all other taxes applicable to the Company, plus applicable penalties and interest thereon.

(ii) “Tax Liabilities” means all liabilities for Taxes.

(iii) “Tax Return” shall mean all reports and returns required to be filed with respect to Taxes.

(b) Tax Returns, Tax Payments and Tax Audits. The Company has (i) timely filed or caused to be timely filed all Tax Returns, if any, required to be filed as of the date hereof (after giving effect to any extension of time to file such Tax Returns) and (ii) paid, when due, all Taxes due and payable, if any, for the tax periods relating to such Tax Returns (whether or not shown on such Tax Returns). All such previously-filed Tax Returns were complete and accurate in all material respects when filed. Schedule 3.20 lists all Tax Returns filed by the Company during the past three years. True and complete copies of all filed Tax Returns during the last three years have been made available to Buyer. With respect to each such Tax Return, Schedule 3.20 also specifies (i) each such Tax Return that (1) is currently being audited by a Tax authority, or (2) as to which the Company has received a written and/or oral notice from a Tax authority that such Tax authority intends to commence an audit or examination of such Tax Return, and (ii) each such Tax Return as to which the Company has given its consent to waive or extend the applicable statute of limitations for such Tax Return or the assessment of Taxes required to be reported thereon.

(c) Tax Sharing Agreements. The Company is not a party to any tax-sharing or tax-indemnity agreement and the Company has not otherwise assumed by contract or otherwise the Tax Liability of any other person.

(d) No Liens. None of the Assets of the Company are subject to any liens in respect of Taxes (other than for current Taxes not yet due and payable).

3.21.	Environmental Matters.

(a) The Company complies in all material respects with all Applicable Laws, regulations and other requirements of Governmental Entities or duties under common law relating to toxic or hazardous substances, wastes, pollution or to the protection of health, safety or the environment (collectively, “Environmental Laws”) and the Company has obtained and maintained in effect all licenses, permits and other authorizations or registrations (collectively “Environmental Permits”) required under all Environmental Laws and is in material compliance with all such Environmental Permits.

(b) Other than commonly used office or janitorial products, no hazardous substance, hazardous waste, contaminant, pollutant or toxic substance (as such terms are defined in or otherwise subject to any applicable Environmental Law and collectively referred to herein as “Hazardous Materials”) has been released, placed, disposed of or otherwise come to be located on, at, beneath or near any of the assets or properties owned or leased by the Company at any time or any other property in material violation of any Environmental Laws such that the Company could be subject to material liability under any Environmental Laws.

(c) There are no pending or, to Sellers’ Knowledge, threatened administrative, judicial or regulatory proceedings, or, to Sellers’ Knowledge, any threatened actions or claims, or any consent decrees or other agreements in effect that relate to environmental conditions in, on, under, about or related to the Company, its operations and/or the real properties leased or owned by the Company.

3.22.	Brokers or Finders.

Except as set forth on Schedule 3.22, no agent, broker, finder, investment banker, financial advisor or other person is entitled to any brokerage, finder’s or other fee or commission in connection with any of the transactions contemplated by this Agreement, based upon arrangements made by or on behalf of the Sellers (“Sellers’ Broker Fees”). The Sellers shall be solely responsible for the payment of any and all Sellers’ Broker Fees due any agent, broker, finder, investment banker, financial advisor or other person in connection with the transactions contemplated by this Agreement.

3.23.	Powers of Attorney.

Schedule 3.23 lists all outstanding powers of attorney executed on behalf of the Company. All such powers of attorney shall be terminated as of the Closing Date.

3.24.	Prepayments, Prebilled Invoices and Deposits.

Schedule 3.24(a) sets forth all prepayments, prebilled invoices and deposits that have been received by the Company as of the date hereof from customers for products to be shipped, or services to be performed, after the Closing. All such prepayments, prebilled invoices and deposits are properly accrued for, or will be properly accrued for, on the Company’s Financial Statements in accordance with GAAP applied on a consistent basis.

Schedule 3.24(b) sets forth all prepayments, prebilled invoices and deposits that have been made or paid by the Company as of the date hereof to vendors or suppliers for products to be shipped, or services to be performed, after the Closing. All such prepayments, prebilled invoices and deposits are properly accrued for, or will be properly accrued for, on the Company’s Financial Statements in accordance with GAAP applied on a consistent basis.

3.25.	Warranties.

No product or service manufactured, sold, leased, licensed or delivered by the Company is subject to any guaranty, warranty, right of return, right of credit or other indemnity other than (a) the applicable standard terms and conditions of sale or lease of the Company which are set forth on Schedule 3.25, and (b) manufacturers’ warranties for which the Company does not have any liability. Schedule 3.25 also sets forth the aggregate expenses incurred by the Company in fulfilling its obligations under its guaranty, warranty, right of return and indemnity provisions during each of the fiscal years and the interim period covered by the Financial Statements.

3.26.	Minute Books.

The minute books of the Company made available to Buyer contain complete and accurate copies of all meetings of managers and members since the time of organization of the Company. All prior corporate and company actions on behalf of the Company have been properly authorized and ratified by the officers, managers and/or members of the Company in accordance with Applicable Laws and the Charter Documents.

3.27.	Disclosure.

Buyer has engaged in a due diligence process, and in connection with that process (i)Sellers have made available to Buyer all the information reasonably available to Sellers that Buyer has requested for deciding whether to enter into this Agreement and consummate the transactions contemplated hereby and all information that Sellers believe is reasonably necessary to enable Buyer to make such decisions and (ii) none of the Sellers has knowingly withheld any material fact with respect to any of the representation or warranties made by the Sellers. In light of the due diligence process mentioned above, to Sellers’ Knowledge, no representation or warranty of Seller contained in this Agreement and the exhibits attached hereto, any certificate furnished or to be furnished to Buyer at the Closing (when read together) contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein not misleading in light of the circumstances under which they were made.

3.28.	Ownership of Membership Interests; Authorization of Agreement.

Each Seller, severally and not jointly, makes the following representations and warranties to Buyer:

(a) Such Seller owns the Membership Interests set forth opposite his, her or its name in the respective amounts set forth on Schedule 3.2, free and clear of all Liens.

(b) Such Seller has full legal right, power and authority to enter into this Agreement and to sell and deliver the Membership Interests owned by him, her or it in the manner provided herein. Such Seller has duly and validly executed this Agreement and has duly and validly executed and delivered all other agreements contemplated hereby, and each of this Agreement and such other agreements constitutes a valid, binding and enforceable obligation of such Seller in accordance with its terms.

(c) The execution, delivery and performance of this Agreement and the other agreements contemplated hereby by such Seller, and the consummation of the transactions contemplated hereby or thereby, will not require, on the part of such Seller, any consent, approval, authorization or other order of, or any filing with, any Governmental Entity, or under any contract, agreement or commitment to which such Seller is a party or by which such Seller or its property is bound, and will not constitute a violation on the part of such Seller of any law, administrative regulation or ruling or court decree, or any contract, agreement or commitment, applicable to such Seller or its property.

(d) With respect to Sellers that are not natural persons, this Agreement and all other agreements and instruments to be executed by such Seller in connection herewith have been duly and validly approved by the board of directors or other governing body of such Seller and no other proceedings on the part of such Seller is necessary to approve this Agreement and to consummate the transactions contemplated hereby or thereby.

4.	Representations and Warranties of Buyer.

References in this Article 4 to Buyer’s “knowledge” means, unless provided otherwise, (i) the actual knowledge of the senior management personnel of Buyer and (ii) what the senior management personnel of Buyer would reasonably be expected to know upon the exercise of reasonable due inquiry. Buyer represents and warrants to the Sellers that as of the date hereof:

4.1.	Organization and Corporate Authority.

(a) Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with full corporate power and authority to carry on its business as it is now and has since its organization been conducted, and to own, lease or operate its assets and properties. Buyer is duly qualified to do business and is in good standing in every jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification necessary, except where failure to be so qualified would not have a Material Adverse Effect with respect to Buyer and its operations.

(b) Buyer has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement and all other agreements and instruments to be executed by Buyer in connection herewith (together with all other documents to be delivered in connection herewith or therewith, (collectively the “Transaction Documents”) have (except for Transaction Documents to be executed and delivered solely by the Sellers and/or the Company) been duly executed and delivered by Buyer, have been effectively authorized by all necessary action, corporate or otherwise, and constitute (or upon execution will constitute) legal, valid and binding obligations of Buyer, enforceable in accordance with their respective terms, except as such enforceability may be limited by the Bankruptcy Exception.

4.2.	No Conflict or Violation.

The execution, delivery and performance by Buyer of this Agreement and the other Transaction Documents to be executed and delivered by Buyer and the consummation of the transactions contemplated hereby and thereby, do not and will not: (i) violate or conflict with any provision of the organizational documents of Buyer; or (ii) to Buyer’s knowledge, violate in any material respect any provision or requirement of any domestic or foreign, national, state or local law, statute, judgment, order, writ, injunction, decree, award, rule, or regulation of any Governmental Entity applicable to Buyer.

4.3.	Litigation.

There are no material claims, actions, suits, or proceedings of any nature pending or, to the knowledge of Buyer, threatened by or against Buyer, the officers, directors, employees, agents of Buyer, or any of their respective Affiliates involving, affecting or relating to any assets, properties or operations of Buyer or any of its Affiliates or the transactions contemplated by this Agreement. Buyer is not subject to any order, writ, judgment, award, injunction or decree of any Governmental Entity.

4.4.	Consents.

Schedule 4.4 lists all consents and notices required to be obtained or given by or on behalf of Buyer before consummation of the transactions contemplated by this Agreement in compliance with all applicable laws, rules, regulations, or orders of any Governmental Entity, or the provisions of any material contract of which Buyer is a party to, and all such consents have been duly obtained and are in full force and effect, except where the failure to obtain such consent will not have a material effect on the operation of Buyer’s business.

4.5.	Compliance with Applicable Law.

The operations of Buyer are, and have been, conducted in all material respects in accordance with all applicable laws, regulations, orders and other requirements of all Governmental Entities having jurisdiction over Buyer or its assets, properties or operations, including, without limitation, all such laws, regulations, orders and requirements relating to

Buyer’s business except in any case where the failure to so conduct its operations would not have a material effect on the operation of Buyer’s business. Buyer has not received any notice of any violation of any such law, regulation, order or other legal requirement, and is not in default with respect to any order, writ, judgment, award, injunction or decree of any Governmental Entity, applicable to Buyer or any of its assets, properties or operations.

5.	Covenants and Certain Understandings and Agreements of the Parties.

5.1.	Confidentiality.

After the Closing, Sellers will keep the matters contemplated herein, all information about the Company or the Business, and all information provided by Buyer related to Buyer, confidential, and will not provide information about such matters to any party or use such information except to the extent necessary to effect the transactions contemplated hereby. Buyer will keep the matters contemplated herein and all information provided by Sellers related to the Sellers confidential, and will not provide information about such matters to any party or use such information except to the extent necessary to effect the transactions contemplated hereby or as required by applicable law. Buyer and the Sellers shall each cause their respective Affiliates, officers, directors, employees, agents, and advisors to keep confidential all information received in connection with the transactions contemplated hereby. The confidentiality restrictions set forth herein shall not apply to information that (i) was in the public domain before the date of this Agreement or subsequently came into the public domain other than as a result of disclosure by the party to whom the information was delivered; (ii) was lawfully received by a party from a third party free of any obligation of confidence of or to such third party; or (iii) is required to be disclosed in a judicial or administrative proceeding after giving the other party as much advance notice of the possibility of such disclosure as practicable so that the other party may attempt to limit such disclosure.

5.2.	Further Assurances.

Upon the reasonable request of a party or parties hereto at any time after the Closing Date, the other party or parties shall forthwith execute and deliver such further instruments of assignment, transfer, conveyance, endorsement, direction or authorization and other documents as the requesting party or parties or its or their counsel may reasonably request in order to effectuate the purposes of this Agreement.

5.3.	Non-Competition.

Each of the Sellers, other than IDV Solutions II LLC (on the basis that such entity has no operations and exists solely to hold Membership Interests on behalf of certain employees of the Company) and Plymouth Venture Partners II, LP, agrees that during the two (2) year period after the Closing Date, they will not, and they will not cause or permit any of their respective Affiliates and/or any of its or their directors, officers, employees, agents or representatives to, directly or indirectly, engage in, own an interest in, contract to provide services for, manage or operate a business that is competitive to the Business as currently conducted.

5.4.	Allocation of Purchase Price.

Buyer and Sellers shall allocate the Purchase Price among the Assets of the Company as set forth in Schedule 5.4. For Sellers, the transaction contemplated hereby shall be treated as sale of partnership interests under Section 741 of the Code. Neither Buyer nor Sellers shall take any position for tax purposes that is inconsistent with the final allocation determined hereunder unless such position would be inconsistent with a final non-appealable judgment which has been rendered in any judicial processing governing such position.

5.5.	Sales Tax Liability.

The Company has potential liability of sales taxes to various states with respect to sales made prior to Closing as disclosed in the Disclosure Schedule (the “Sales Tax Liability”). Sellers agree and acknowledge that the Sales Tax Liability is the liability of Sellers. Buyer agrees that the Sellers’ Representative shall have the authority to handle all aspects of settling the Sales Tax Liability, including communications with the states, making filings with the states, including without limitation Voluntary Disclosure Agreements, negotiating terms with the states and making payments to the states, provided that the Sellers’ Representative shall consult with Buyer prior to finalizing an arrangement with any particular state. In the event that the proposed arrangement with a state does not fully resolve any liability or potential liability of the Company for the period covered by such arrangement, Buyer shall have the right to object to such arrangement. If the Parties cannot resolve such dispute, then either Party may submit the dispute to the Dispute Auditor for resolution in accordance with the procedures set forth in Section 2.3(c). Buyer agrees to give the Sellers’ Representative full access from time to time to the books and records of the Company and otherwise cooperate with the Sellers’ Representative for the purposes of handling the Sales Tax Liability. Payments in respect of the Sales Tax Liability shall be made directly by the Sellers.

5.6.	2016 Financial Statement Audit.

Sellers shall be responsible for the costs of the audit of the Company’s financial statements by Plante Moran for the fiscal year ended December 31, 2016, provided that Buyer shall be responsible for any additional costs incurred due to any accelerated timing of audit completion or any additional procedures required due to Buyer’s status as a public company.

5.7.	Termination of Company Operating Agreement.

Immediately as of Closing, the Company and the Sellers hereby irrevocably agree that that certain Third Amended and Restated Operating Agreement dated as of January 1, 2015, as it may have been amended from time to time, is terminated and is null and void and of no further force or effect, and that no party thereto shall have any duty, liability or obligation thereunder.

6.	Conditions to Closing.

6.1.	Conditions to Obligations of Each Party.

The obligations of the Sellers, on the one hand, and Buyer, on the other hand, to consummate the transactions contemplated hereby are subject to the fulfillment, at or before the Closing Date, of the conditions set forth in this Section 6.1, any one or more of which may be waived in writing by the party entitled to the benefit of such condition.

(a) No Action or Proceeding. No preliminary or permanent injunction or other order issued by any Governmental Entity that declares this Agreement invalid in any material respect or prevents or would be violated by the consummation of the transactions contemplated hereby, or which materially adversely affects the assets, properties, operations, net income or financial condition of the Company, is in effect; and no action or proceeding has been instituted or threatened by any Governmental Entity, other person, or entity which seeks to prevent or delay the consummation of the transactions contemplated by this Agreement or which challenges the validity or enforceability of this Agreement, the result of which could constitute a Material Adverse Change.

(b) Compliance with Law. There shall have been obtained all permits, approvals, and consents of all Governmental Entities that counsel for Buyer or for the Seller may reasonably deem necessary or appropriate so that consummation of the transactions contemplated by this Agreement will be in compliance with applicable law.

6.2.	Conditions to Obligations of Buyer.

The obligations of Buyer to consummate the transactions contemplated hereby are subject to the fulfillment to Buyer’s reasonable satisfaction, at or before the Closing Date, of the conditions set forth in this Section 6.2, any one or more of which may be waived by Buyer in writing in its discretion; provided however, such waiver will not waive or diminish Buyer’s right to indemnification pursuant to Article 7, unless so stated:

(a) Additional Closing Documents of the Sellers. Buyer has received, or is receiving at the Closing, all of the following, each duly executed by the parties thereto (other than Buyer) and dated the Closing Date (or an earlier date satisfactory to Buyer), in form and substance satisfactory to Buyer:

(i) Copies, certified by the Secretary of the Company, of resolutions of the managers of the Company authorizing the execution, delivery and performance of this Agreement and the other Transaction Documents to be delivered by the Sellers and the Company and the consummation of the transactions contemplated hereby and thereby, to the extent applicable, and certification as to the Certificate of Authority and the Operating Agreement of the Company authorizing the execution, delivery and performance of this Agreement and the other Transaction Documents to be delivered by the Company and the consummation of the transactions contemplated hereby and thereby; and

(ii) A certificate of existence/good standing issued by the Secretary of State of Michigan as of a recent date prior to Closing for the Company.

(iii) For Sellers that are not natural persons, certificates of authority with respect to the persons signing and delivering documents on behalf of such Seller and evidence of approval of the transactions contemplated by this Agreement with respect to such Seller.

(b) Consents and Approvals. All required consents, waivers, authorizations and approvals of any Governmental Entity, and of any other Person or entity, required under the Contracts, Licenses, or otherwise in connection with the execution, delivery and performance of this Agreement shall have been duly obtained in form reasonably satisfactory to Buyer, shall be in full force and effect on the Closing Date and the original executed copies shall have been delivered to Buyer on or before the Closing Date.

(c) Delivery of Employment Agreements. The Key Employees of the Company listed on Schedule 6.2(c) shall have accepted offers of employment by the Company or entered into employment agreements with the Company, in each case for the period after the Closing Date, on terms and conditions acceptable to Buyer.

(d) Delivery of Noncompetition Agreements. Mark Morrison and Ian Clemens shall have signed and delivered noncompetition agreements, on terms and conditions acceptable to Buyer.

(e) General Releases. Delivery of general release in favor of the Company executed by each of the Sellers releasing the Company from any and all claims, including but not limited to rights to (i) mandatory payments to be made by the Company to any of the Sellers and (ii) indemnification to be provided by the Company to any of the Sellers, except those claims that may be made as a result of the violation of this Agreement and any claims for accrued but unpaid salaries and benefits.

(f) Other Obligations. The Sellers shall have paid and satisfied in full the Sellers’ Brokers Fees and any other payments and/or monetary obligations of any kind whatsoever that become due and/or payable by the Company and/or the Sellers to any Person as a result of the purchase of the Membership Interests, the consummation of any transaction contemplated by this Agreement and the Membership Agreement.

6.3.	Conditions to Obligations of the Sellers.

The obligations of the Sellers to consummate the transactions contemplated hereby are subject to the fulfillment, at or before the Closing Date, of the conditions set forth in this Section 6.3, any one or more of which may be waived by the Sellers Representative in writing in its discretion; provided however, such waiver will not waive or diminish the right of the Sellers to indemnification pursuant to Article 7, unless so stated:

(a) Additional Closing Documents of Buyer. Buyer has executed and delivered, or is executing and delivering at the Closing copies, certified by an authorized officer of Buyer, of resolutions of its board of directors authorizing the execution and delivery of this Agreement and the other Transaction Documents to be delivered by Buyer and the consummation of the transactions contemplated hereby.

(b) The Cash Payment. The Buyer shall have paid the initial portion of the Fixed Purchase Price, as described in Section 2.3.

(c) Consents and Approvals. All required consents, waivers, authorizations and approvals of any Governmental Entity, and of any other person or entity, needed by the Buyer in connection with the execution, delivery and performance of this Agreement shall have been duly obtained in form reasonably satisfactory to the Sellers, shall be in full force and effect on the Closing Date and the original executed copies shall have been delivered to the Sellers on or before the Closing Date.

7.	Survival; Indemnification.

7.1.	Survival.

The representations and warranties made in this Agreement shall survive any investigation made by any party hereto and the Closing of the transactions contemplated hereby until the fifteen (15) month anniversary of the Closing Date, except those representations and warranties contained in (i) Sections 3.2 (Ownership of Membership Interests), 3.12 (Litigation), and 3.19 (Taxes) (the “Fundamental Representations”), which will survive until the expiration of the applicable statute of limitations, and (ii) Section 3.7 (Intellectual Property), which will survive until the two (2) year anniversary of the Closing Date. As to any matter or claim which is based upon fraud, consisting of an intentional misrepresentation or intentional concealment of a material fact known to the indemnifying party, the representations and warranties set forth in this Agreement shall expire only upon expiration of the applicable statute of limitations. No party will be liable to another under any warranty or representation after the applicable expiration of such warranty or representation.

7.2.	Escrow Fund.

At the Closing, Buyer, the Sellers, and the Escrow Agent shall execute and deliver the Escrow Agreement attached hereto as Exhibit 7.2. The Escrow Fund shall be deposited with the Escrow Agent and shall be available only for the purpose of satisfying indemnity obligations under Section 7.3 hereof and other obligations of the Sellers and/or the Company identified in this Agreement. The Escrow Fund shall be held as a trust fund and shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of any party, and shall be held and disbursed solely for the purposes and in accordance with the terms of this Agreement and the Escrow Agreement.

7.3.	Indemnification by the Sellers.

Subject to the limits set forth in this Article 7, (i) with respect to only those amounts payable from the Escrow Fund, the Sellers and their successors and assigns shall, severally and not jointly, on a pro rata basis in accordance with the respective percentages set forth on Schedule 2.3(a)(ii), and (ii) with respect to any amounts not payable from the Escrow Fund, certain of the Sellers and their successors and assigns shall, severally and not jointly (except as set forth in Schedule 7.3), in accordance with Schedule 7.3, indemnify, defend, reimburse and hold harmless Buyer and its Affiliates (including wholly-owned business entities of Buyer) and their successors and assigns (“Buyer Indemnified Persons”), and the officers, directors, employees and agents of any of them, from and against any and all claims, losses, damages, liabilities, obligations, assessments, penalties and interest, demands, actions and expenses, whether direct or indirect, known or unknown, absolute or contingent (including, without limitation, settlement costs and any legal, accounting and other expenses for investigating or defending any actions or threatened actions) (“Losses”) reasonably incurred by any such indemnitee, arising out of or in connection with any of the following:

(a) any breach, untruth and/or or inaccuracy of any representation or warranty made by the Sellers and/or the Company in this Agreement, the Schedules attached hereto and/or any certificate delivered by the Sellers and/or the Company pursuant to this Agreement; and/or

(b) the breach of any covenant, agreement or obligation of the Sellers, the Company and/or their Affiliates contained in this Agreement, the Schedules attached hereto and/or any certificate delivered by the Sellers and/or the Company pursuant to this Agreement; and/or

(c) all liabilities, debts, and obligations of the Company of any kind or character whatsoever to the extent arising out of (i) the performance or breach of any Contract during the period prior to Closing; (ii) any claim by a current or former employee, contractor, director, officer, member or manager of the Company with respect to any act or omission of the Company or one of its current or former employees, contractors, directors, officers, members or managers occurring prior to the Closing Date; (iii) any Taxes with respect to the periods prior to the Closing Date; or (iv) any notice by a third party asserting that, based on the conduct of the Business (which, at the time of the alleged noncompliance, was or is being conducted in the same manner in all material respects as it was being conducted on the Closing Date), the Company was not or is not in compliance with any license or other right with respect to Open Source Materials.

7.4.	Indemnification by Buyer.

Subject to the limits set forth in this Article 7, Buyer and its successors and assigns shall indemnify, defend, reimburse and hold harmless the Sellers and their respective successors and assigns from and against any and all Losses reasonably incurred by any such Seller arising out of or in connection with any of the following:

(a) any untruth or inaccuracy of any representation or warranty made by Buyer in this Agreement, the Schedules attached hereto and/or any certificates delivered by Buyer pursuant to this Agreement; and

(b) the breach of any covenant, agreement or obligation of Buyer contained in this Agreement, the Schedules attached hereto and/or any certificates delivered by Buyer pursuant to this Agreement.

7.5.	Indemnification Procedure.

(a) Whenever Buyer seeks indemnification for any losses described in Section 7.3 (provided the Escrow Agent is holding the Escrow Fund), Buyer shall provide notice of such claim to the Escrow Agent pursuant to the terms of the Escrow Agreement and the Escrow Agent shall disburse the Escrow Fund or a portion thereof to the Buyer in accordance with the terms of the Escrow Agreement.

(b) The parties agree that in the event judicial proceedings are instituted in connection with a dispute regarding distribution of the Escrow Fund by the Escrow Agent, the losing party in such judicial proceeding shall be liable for all attorneys’ fees, costs, expert fees and other costs, fees and expenses of the winning party in connection with such judicial proceeding.

(c) In the event the Escrow Agent is no longer holding any portion of the Escrow Fund and/or in all other cases other than those covered by Section 7.5(a), whenever any claim shall arise for indemnification or other claim hereunder (a “Claim”), the party seeking indemnification or making any other claim under this Agreement (the “Indemnitee”) shall promptly give written notice to the party which is or may be obligated to provide indemnity or other recovery (the “Indemnitor”) with respect to the Claim after the receipt by the Indemnitee of reliable information of the facts constituting the basis for the Claim; but the failure to timely give such notice shall not relieve the Indemnitor from any obligation under this Agreement, except to the extent, if any, that the Indemnitor is materially prejudiced thereby. If a Claim is made hereunder, the Indemnitor shall make prompt payment of such Claim to the Indemnitee subject to the terms and limitations set forth herein, provided however, if an Indemnitor disputes all or any portion of the Claim or related Losses, any dispute related thereto shall be resolved pursuant to the arbitration provisions of Section 8.12.

(d) In the case of any claim, action, or proceeding made or instituted by a third-party (a “Third Party Claim”), the Indemnitee shall promptly notify the Indemnitor of such Third Party Claim for which indemnification or other recovery will be sought under this Article 7 or for any other breach of this Agreement, and the Indemnitor will have the right at its expense to assume the defense thereof using counsel reasonably acceptable to the Indemnitee. The Indemnitee shall have the right to participate, at its own expense, with respect to any such Third Party Claim. In connection with any such Third Party Claim, the Sellers and Buyer shall cooperate with each other and provide each other with access to relevant books and records in their possession. No such Third Party Claim shall be settled without the prior written consent of the Indemnitee. If (i) a firm written offer is made to settle any such Third Party Claim; (ii) the proposed settlement amount is less than the Indemnity Cap; (iii) the indemnifying party proposes to accept such settlement; and (iv) the Indemnitee refuses to consent to such settlement, then: (A) the Indemnitor shall be excused from, and the Indemnitee shall be solely responsible for, all further defense of such Third Party Claim; and (B) the maximum liability of the Indemnitor relating to such Third Party Claim, shall be the amount of the proposed settlement if the amount thereafter recovered from the Indemnitee on such Third Party Claim is greater than the amount of the proposed settlement.

Any disputes between the Indemnitor and Indemnitee concerning their respective rights and obligations under this Article 7 shall be resolved in accordance with Section 8.12.

7.6.	Limitations.

(a) Notwithstanding any provision of this Agreement to the contrary, none of the Sellers shall have any obligation to indemnify Buyer under Section 7.3(a), and Buyer shall have no obligation to indemnify any Seller under Section 7.4(a), or in either case to pay damages in respect of contract or other claims arising under this Agreement or any other Transaction Document unless the persons so entitled to indemnity or recovery thereunder have suffered Losses in an aggregate amount attributable to all Indemnification Claims and obligations in excess of One Hundred Thousand Dollars ($100,000) (the “Threshold”). Once the aggregate amount of Losses (that are individually below the Threshold) exceeds the Threshold, persons entitled to recovery shall be entitled to recover the full amount of all such Losses, regardless of the Threshold. No person shall be entitled to indemnification under this Article 7 for Losses directly or indirectly caused by a breach by such person of any representation, warranty, covenant or other agreement set forth in this Agreement or any duty to the potential Indemnitor.

(b) The maximum aggregate liability of the Sellers to Buyer under Section 7.3(a), and Buyer to the Sellers under Section 7.4(a), shall equal Five Million Dollars ($5,000,000) (the “Indemnity Cap”), provided, however, that (i) the maximum aggregate liability of the Sellers to Buyer shall be the aggregate amount of the Purchase Price actually received by Sellers with respect to the Fundamental Representations, (ii) the maximum aggregate liability of the Sellers to Buyer shall be $7,500,000 with respect to the representations and warranties in Section 3.7, and (iii) there shall be no limitation in the event that a court of competent jurisdiction determines that there has been any act of fraud and/or intentional misrepresentation or omission by the Sellers and/or the Company in any representation, warranty or covenant contained in this Agreement, the Schedules attached hereto and/or any certificate delivered by the Sellers and/or the Company pursuant to this Agreement.

(c) In no event shall Indemnified Parties be entitled to recover or make a claim for any amounts in respect of consequential or punitive damages, provided that Indemnified Parties shall be entitled to recover or make a claim for such damages in the event that an Indemnified Party is liable for such damages pursuant to a Third Party Claim.

(d) Any payment under Article 7 of this Agreement shall be treated by the parties for federal, state, local and foreign income tax purposes as an adjustment to the Purchase Price.

(e) None of the Buyer Indemnified Persons shall attempt to recover any funds from any Seller unless and until there are no funds in the Escrow Fund.

(f) Except with respect to claims for equitable relief, the indemnification provisions of this Article 7 shall be the sole and exclusive remedy for any breach of this Agreement from and after the Closing.

8.	Miscellaneous.

8.1.	Sellers’ Representative

(a) By the execution and delivery of this Agreement, including counterparts hereof, each Seller hereby irrevocably constitutes and appoints the Sellers’ Representative, as the true and lawful agent and attorney-in-fact of such Seller with full powers of substitution to act in the name, place and stead of such Seller with respect to the performance on behalf of such Seller under the terms and provisions of this Agreement and the Escrow Agreement, as the same may be from time to time amended, and to do or refrain from doing all such further acts and things, and to execute all such documents on such Seller’s behalf, as the Sellers’ Representative shall deem necessary or appropriate in connection with any of the transactions contemplated under this Agreement or the Escrow Agreement, including:

(i) to agree upon or compromise any matter related to the calculation of the August Payment and the Contingent Payments or otherwise or to other payments to be made;

(ii) to act for such Seller with respect to all indemnification matters referred to in this Agreement and the Escrow Agreement, including the right to compromise on behalf of such Seller any indemnification claim made by or against such Seller;

(iii) to act for such Seller with respect to all post-Closing matters;

(iv) to terminate, amend, or waive any provision of this Agreement and the Escrow Agreement;

(v) to employ and obtain the advice of legal counsel, accountants and other professional advisors as the Sellers’ Representative, in his, her or its sole discretion, deems necessary or advisable in the performance of his, her or its duties as the Sellers’ Representative and to rely on their advice and counsel;

(vi) to incur and pay out of the Sellers’ Representative Fund expenses, including fees of attorneys, accountants and other advisers, incurred by the Sellers’ Representative pursuant to the transactions contemplated by this Agreement, and any other fees and expenses allocable or in any way relating to such transaction or any indemnification claim, whether incurred prior or subsequent to Closing, and to disburse to Sellers from time to time pro rata any amounts remaining in the Sellers’ Representative Fund in accordance with the respective percentages set forth in Schedule 2.3(a)(ii), in the sole and absolute discretion of the Sellers’ Representative; and

(vii) to do or refrain from doing any further act or deed on behalf of such Seller which the Sellers’ Representative deems necessary or appropriate in his, her or its sole discretion relating to the subject matter of this Agreement and the Escrow Agreement (including amending or waiving any term or provision hereof or thereof) as fully and completely as any of such Seller could do if personally present and acting.

(b) The appointment of the Sellers’ Representative shall be deemed coupled with an interest and shall be irrevocable, and any other Person may conclusively and absolutely rely, without inquiry, upon any actions of the Sellers’ Representative as the acts of the Sellers in all matters referred to in this Agreement and the Escrow Agreement. Each of the Sellers hereby ratifies and confirms all things that the Sellers’ Representative shall do or cause to be done by virtue of the appointment of the Sellers’ Representative as Sellers’ Representative of such Seller. The Sellers’ Representative shall act for the Sellers on all of the matters set forth in this Agreement and the Escrow Agreement in the manner the Sellers’ Representative believes to be in the best interest of the Sellers, but the Sellers’ Representative shall not be responsible to any such Seller for any loss or damage any such Seller may suffer by reason of the performance by the Sellers’ Representative of his, her or its duties under this Agreement and the Escrow Agreement, other than loss or damage arising from willful misconduct in the performance of such duties.

Each Seller hereby expressly acknowledges and agrees that the Sellers’ Representative is authorized to act on behalf of such Seller notwithstanding any dispute or disagreement among such Sellers, and that any Person shall be entitled to rely on any and all action taken by the Sellers’ Representative under this Agreement without liability to, or obligation to inquire of, any of the Sellers. The Sellers’ Representative may be removed from time to time by the Sellers that held at least a majority of the voting membership interests of the Company immediately prior to the Closing. If the Sellers’ Representative is so removed, dies, becomes disabled, is dissolved or otherwise is unable to fulfill his, her or its responsibilities as agent of the Sellers, or there is a vacancy in the position of the Sellers’ Representative, then the Sellers that held a majority of the voting membership interests of the Company immediately prior to the Closing shall, within ten (10) Business Days after such removal, death, disability or other cause of such vacancy, appoint a successor representative. Any successor shall become the Sellers’ Representative for purposes of the Escrow Agreement and this Agreement, and each successor Sellers’ Representative shall have all of the power, authority, rights and privileges conferred by this Agreement upon the original Sellers’ Representative. No bond shall be required of the Sellers’ Representative, and the Sellers’ Representative shall not receive any compensation for his, her or its services. The Sellers do hereby agree to indemnify and hold the Sellers’ Representative harmless from and against any and all liability, loss, cost, damage or expense (including reasonable attorneys’ fees) reasonably incurred or suffered as a result of the performance of such Sellers’ Representative’s duties under this Agreement and the Escrow Agreement except for any such liability arising out of the willful misconduct of the Sellers’ Representative. The provisions of this Section shall be binding upon the executors, heirs, legal representatives, personal representatives, successor trustees and successors of each of the Sellers, and any references in this Section to a Seller shall mean and include the successors to the rights of the Sellers hereunder, whether pursuant to testamentary disposition, the laws of descent and distribution or otherwise. All of the indemnities, immunities, releases and powers granted to the Sellers’ Representative under this Agreement shall survive the Closing.

8.2.	Notices.

All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed given upon personal delivery or three (3) calendar days after being mailed by certified or registered mail, postage prepaid, return receipt requested, or one (1) business day after being sent via a nationally recognized overnight courier service if overnight courier service is requested from such service or upon receipt of electronic or other confirmation of transmission if sent via facsimile, to the parties, their successors in interest or their assignees at the following addresses and telephone numbers, or at such other addresses or telephone numbers as the parties may designate by written notice in accordance with this Section 8.2:

If to Buyer:         Everbridge, Inc.

25 Corporate Drive

Burlington, MA 01803

Attention: President

With copies to:   Everbridge, Inc.

25 Corporate Drive

Burlington, MA 01803

Attention: General Counsel

If to the Sellers   Plymouth Management Company

and/or the Sellers’555 Briarwood Circle, Suite 210

Representative:   Ann Arbor, MI 48108

Attention: Jeff Barry

With copies to:   Much Shelist

191 N. Wacker Drive

Chicago, IL 60606

Attention: Craig C. Bradley

8.3.	Assignability and Parties in Interest.

This Agreement and the rights, interests or obligations hereunder may not be assigned by any of the parties hereto without the prior written consent of the other parties hereto. This Agreement shall inure to the benefit of and be binding upon Buyer and the Sellers and their respective permitted successors and assigns. Nothing in this Agreement will confer upon any person or entity not a party to this Agreement, or the legal representatives of such person or entity, any rights or remedies of any nature or kind whatsoever under or by reason of this Agreement except in connection with permitted assignments as provided above. Notwithstanding the foregoing, Buyer may assign its rights and/or interests to any Affiliate of Buyer, provided that such assignment shall not relieve Buyer from any obligations hereunder or under any of other documents to be delivered by Buyer hereunder.

8.4.	Governing Law.

This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without regard to its conflicts-of-law principles.

8.5.	Counterparts.

Facsimile transmission of any signed original document and/or retransmission of any signed facsimile transmission will be deemed the same as delivery of an original. At the request of any party, the parties will confirm facsimile transmission by signing a duplicate original document. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which shall constitute but one and the same instrument.

8.6.	Publicity.

Buyer shall issue a press release with respect to the transactions contemplated hereby within four (4) days after the Closing Date.

8.7.	Complete Agreement.

This Agreement, the exhibits and schedules hereto, and the other Transaction Documents contain or will contain the entire agreement between the parties hereto with respect to the transactions contemplated herein and therein and shall supersede all previous oral and written and all contemporaneous oral negotiations, commitments, and understandings, including but not limited to the letter of intent between the parties dated November 4, 2016, as amended.

8.8.	Modifications, Amendments and Waivers.

No supplement, modification, or amendment of this Agreement will be binding unless executed in writing by all of the parties hereto. No waiver of any of the provisions of this Agreement will be considered, or will constitute, a waiver of any of the rights or remedies, at law or equity, of the party entitled to the benefit of such provisions unless made in writing and executed by the party entitled to the benefit of such provision. No waiver of any of the provisions of this Agreement shall constitute a waiver of any other provision, whether or not similar.

8.9.	Headings; References.

The headings contained in this Agreement and the other Transaction Documents are for reference purposes only and shall not affect in any way the meaning, construction or interpretation of this Agreement and the other Transaction Documents. References herein to Articles, Sections, Schedules and Exhibits refer to the referenced Articles, Sections, Schedules or Exhibits hereof unless otherwise specified.

8.10.	Severability.

Any provision of this Agreement which is invalid, illegal, or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity, illegality, or unenforceability, without affecting in any way the remaining provisions hereof in such jurisdiction or rendering that or any other provision of this Agreement invalid, illegal, or unenforceable in any other jurisdiction.

8.11.	Expenses of Transactions.

All fees, costs and expenses incurred by Buyer, in connection with the transactions contemplated by this Agreement shall be borne by Buyer, and all fees, costs and expenses incurred by the Sellers in connection with the transactions contemplated by this Agreement shall be borne by the Sellers.

8.12.	Arbitration.

(a) (i) Any controversy or claim arising out of or relating to this Agreement, other than those to be resolved under Section 2.3(c) (“Arbitration Excluded Claims”), shall be solely and finally settled by arbitration administered by JAMS in accordance with its commercial arbitration rules as then in effect (the “Rules”), except to the extent such Rules vary from the following provisions. Notwithstanding the previous sentence, the parties hereto may seek provisional and/or equitable remedies in courts of appropriate jurisdiction, and such request shall not be deemed a waiver of the right to compel arbitration of a dispute hereunder. Arbitration Excluded Claims shall be presented in any Federal Court possessing jurisdiction over such matters.

(ii) The arbitration shall be conducted by one independent and impartial arbitrator, appointed by JAMS; provided however, if the claim and any counterclaim, in the aggregate exceed One Hundred Thousand Dollars ($100,000) (the “Arbitration Threshold”), exclusive of interest and attorneys’ fees, the dispute shall be heard and determined by three (3) arbitrators as provided herein (such arbitrator or arbitrators are hereinafter referred to as the “Arbitrator”). The judgment of the award rendered by the Arbitrator may be entered in any court having jurisdiction thereof. The arbitration proceedings shall be held in New York, New York unless the parties to the arbitration agree to another location.

(b) If a party hereto determines to submit a dispute for arbitration pursuant to this Section 8.12, such party shall furnish the other party with whom it has the dispute with a notice of arbitration as provided in the Rules (an “Arbitration Notice”) which, in addition to the items required by the Rules, shall include a statement of the nature, with reasonable detail, of the dispute. A copy of the Arbitration Notice shall be concurrently provided to JAMS, along with a copy of this Agreement, and if pursuant to clause (a)(ii) one Arbitrator is to be appointed, a request to appoint the Arbitrator. If a party has a counterclaim against the other party, such party shall furnish the party with whom it has the dispute a notice of such claim as provided in the Rules (a “Notice of Counterclaim”) within ten (10) calendar days of receipt of the Arbitration Notice, which, in addition to the items required by the Rules, shall include a statement of the nature, with reasonable detail, of the dispute. A copy of the Notice of Counterclaim shall be concurrently provided to JAMS. If the claim set forth in the Notice of Counterclaim causes the aggregate amount in dispute to exceed the Arbitration Threshold, the Notice of Counterclaim shall so state. If pursuant to clause (a)(ii) three Arbitrators are to be appointed, within fifteen (15) calendar days after receipt of the Arbitration Notice or the Notice of Counterclaim as applicable, each party shall select one person to act as Arbitrator and the two (2) selected shall select a third arbitrator within ten (10) calendar days of their appointment. If the Arbitrators selected by the parties are unable or fail to agree upon the third arbitrator within such time, the third arbitrator shall be selected by JAMS. Each arbitrator shall have served previously as an arbitrator and shall be a practicing attorney or a retired or former judge and have at least fifteen (15) years’ experience with and knowledge of securities laws, complex business transactions, and mergers and acquisitions.

(c) Once an Arbitrator is assigned to hear the matter, the Arbitrator shall schedule a pre-hearing conference to reach agreement on procedural and scheduling matters, arrange for the exchange of information, obtain stipulations and attempt to narrow the issues.

(d) At the pre-hearing conference, the Arbitrator shall have the discretion to order, to the extent the Arbitrator deems relevant and appropriate, that each party may (i) serve a maximum of one set of no more than twenty (20) requests for production of documents and one set of ten (10) interrogatories (without subparts) upon the other parties; and (ii) depose a maximum of five (5) witnesses. All objections to discovery are reserved for the arbitration hearing except for objections based on privilege and proprietary or confidential information. The responses to the document demand, the documents to be produced thereunder, and the responses to the interrogatories shall be delivered to the propounding party sixty (60) calendar days after receipt by the responding party of such document demand or interrogatory. Each deposition shall be taken on reasonable notice to the deponent, and must be concluded within eight (8) hours and all depositions must be taken within ninety (90) calendar days following the pre-hearing conference. Any party deposing an opponent’s expert must pay the expert’s fee for attending the deposition. All discovery disputes shall be decided by the Arbitrator.

(e) The parties must file briefs with the Arbitrator pursuant to a schedule established by the Arbitrator, specifying the facts each intends to prove and analyzing the applicable law. The parties have the right to representation by legal counsel throughout the arbitration proceedings. Oral evidence given at the arbitration hearing shall be given under oath. Any party desiring a stenographic record may secure a court reporter to attend the arbitration proceedings. The party requesting the court reporter must notify the other parties and the Arbitrator of the arrangement in advance of the hearing, and must pay for the cost incurred.

(f) The Arbitrator’s award shall be in writing, signed by the Arbitrator and shall contain a concise statement regarding the reasons for the disposition of any claim.

(g) To the extent permissible under applicable law, the award of the Arbitrator shall be final. It is the intent of the parties that the arbitration provisions hereof be enforced to the fullest extent permitted by applicable law.

8.13.	Submission to Jurisdiction.

All actions or proceedings arising in connection with this Agreement for preliminary or injunctive relief or matters not subject to resolution under Section 2.3(c) or arbitration, if any, shall be tried and litigated exclusively in the state or federal courts located in the State of Delaware, or such other venue as may be mutually agreed to by the parties. The aforementioned choice of venue is intended by the parties to be mandatory and not permissive in nature, thereby precluding the possibility of litigation between the parties with respect to or arising out of this Agreement in any jurisdiction other than that specified in this paragraph. Each party hereby waives any right it may have to assert the doctrine of forum non conveniens or similar doctrine or to object to venue with respect to any proceeding brought in accordance with this paragraph, and stipulates that the State and Federal courts located in Delaware shall have in personam jurisdiction over each of them for the purpose of litigating any such dispute, controversy, or proceeding. Each party hereby authorizes and accepts service of process sufficient for personal jurisdiction in any action against it as contemplated by this Section by registered or certified mail, return receipt requested, postage prepaid, to its address for the giving of notices as set forth in Section 8.1. Nothing herein shall affect the right of any party to serve process in any other manner permitted by law.

8.14.	Attorneys’ Fees.

If Buyer or any of its Affiliates, successors or assigns brings any action, suit, counterclaim, cross-claim, appeal, arbitration, or mediation for any relief against the Sellers or any of their respective Affiliates, successors or assigns, or if the Sellers or any of respective Affiliates, successors or assigns, his or her heirs, Affiliates or assigns brings any action, suit, counterclaim, cross-claim, appeal, arbitration, or mediation for any relief against Buyer or any of its Affiliates, successors or assigns, declaratory or otherwise, to enforce the terms hereof or to declare rights hereunder (collectively, an “Action”), in addition to any damages and costs which the prevailing party otherwise would be entitled, the non-prevailing party shall pay to the prevailing party a reasonable sum for attorneys’ fees and costs (at the prevailing party’s attorneys’ then-prevailing rates) incurred in bringing and prosecuting such Action and/or enforcing any judgment, order, ruling, or award (collectively, a “Decision”) granted therein, all of which shall be deemed to have accrued on the commencement of such Action and shall be paid whether or not such action is prosecuted to a Decision. Any Decision entered in such Action shall contain a specific provision providing for the recovery of attorneys’ fees and costs incurred in enforcing such Decision.

For the purposes of this Section, attorneys’ fees shall include, without limitation, fees incurred in the following: (1) postjudgment motions and collection actions; (2) contempt proceedings; (3) garnishment, levy and debtor and third party examinations; (4) discovery; and (5) bankruptcy litigation.

For purposes of this paragraph, “prevailing party” means only a party that has received a final order or judgment from a court of competent jurisdiction that is no longer subject to appeal or writ of certiorari. If there are multiple claims, the prevailing party shall be determined with respect to each claim separately. The prevailing party shall be the party who has obtained the greater relief in connection with any particular claim, although, with respect to any claim, it may be determined that there is no prevailing party.

8.15.	Retention of Counsel.

In any dispute or proceeding arising under or in connection with this Agreement following the Closing, the Sellers’ Representative and Sellers shall have the right, at their election, to retain Much Shelist (the “Law Firm”) to represent it in such matter. Buyer, for itself and the Company, and for its and such respective Persons’ affiliates, successors and assigns, hereby irrevocably waives and consents to any such representation in any such matter and the communication and disclosure by such counsel to the Sellers’ Representative and Sellers in connection with any such representation of any fact known to, or document in the possession of, the Law Firm arising by reason of the Law Firm’s prior representation of the Company. Buyer, for itself and the Company, and for its and such respective Persons’ affiliates, successors and assigns, irrevocably acknowledges and agrees that all communications between or among the Company, any of the Sellers and counsel, including the Law Firm, made in connection with the negotiation, preparation, execution, delivery and closing under, or any dispute or proceeding arising under or in connection with, this Agreement, or otherwise that, immediately prior to the Closing, would be deemed to be privileged communications of any of the Company and its counsel and would not be subject to disclosure to Buyer in connection with any process relating to a dispute arising under or in connection with, this Agreement or otherwise, shall continue after the Closing and for all purposes be deemed to be privileged communications between the Sellers’ Representative or Sellers and the Law Firm, and neither Buyer nor any Person purporting to act on behalf of or through Buyer shall seek to obtain the same by any process on the grounds that the privilege attaching to such communications belongs to the Company and not the Sellers’ Representative or Sellers.

[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, each of the parties hereto has executed this Membership Interest Purchase Agreement as of the date first above written.

EVERBRIDGE, INC.

By:	/s/ Jaime Ellertson

Name:	Jaime Ellertson

Title:	CEO and Chairman

IDV SOLUTIONS, LLC

By:	/s/ Mark Morrison

Name:	Mark Morrison

Title:	Chief Executive Officer

PLYMOUTH MANAGEMENT COMPANY, as Sellers’ Representative

By:	/s/ Mark Horne

Name:	Mark Horne

Title:	CEO/Managing Partner

PVP II HOLDINGS LLC

/s/ Mark Morrison Mark Morrison	By: /s/ Mark Horne Name: Mark Horne Title: CEO/Managing Partner

/s/ Lori Morrison
Lori Morrison

/s/ Ian Clemens
Ian Clemens

/s/ Heather Clemens
Heather Clemens

IDV Solutions II, LLC

By:	/s/ Mark Morrison

Its:	Manager

By:	/s/ Ian Clemens

Its:	Manager

PLYMOUTH CO-INVESTORS

Paul M. Zlotoff Trust

By:	/s/ Paul M. Zlotoff

Its:	Trustee

KDMS LLC

By:	/s/ Darren Frankel

Its:	Authorized Agent

The William J. Fileti Trust

By:	/s/ William J. Fileti

Its:	Trustee

42 North Investments LLC

By:	/s/ John J. Meilner

Its: Senior Managing Director and Chief Investment Officer

Michael T. Monahan Trust Dated 2/22/1995

By:	/s/ Michael T. Monahan

Its:	Trustee

/s/ Donald B. Smith, Jr.
Donald B. Smith, Jr.

The Robert A. Nero Living Trust DTD 11/25/92 Restated 5/31/13

By:	/s/ Robert A. Nero

Its:	Trustee

/s/ Tracey Graham
Tracey Graham

Richard L. Beal Trust DTD 11/14/01, As Amended

By:	/s/ Richard L. Beal

Its:	Trustee